FOR IMMEDIATE RELEASE

AutoChina International Reports 2012 Second Quarter and Six Months Financial Results

Shijiazhuang, Hebei Province, China – August 30, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for the second quarter and six months ended June 30, 2012.

Q2 2012 Financial Highlights (comparisons are year over year)

•	Total revenues of $104.8 million, compared to $185.8 million
•	Gross profit of $25.3 million, compared to $28.9 million
•	Net income of $8.4 million, compared to a net loss of $1.6 million (which included loss on change in fair value of earn-out obligation of $15,200)
•	Adjusted Net Income of $8.4 million, compared to $13.6 million
•	Adjusted EBITDA of $15.4 million, compared to $23.7 million

Six Months 2012 Financial Highlights (comparisons are year over year)

•	Total revenues of $207.9 million, compared to $322.0 million
•	Gross profit of $49.9 million, compared to $52.2 million
•	Net income of $16.5 million, compared to a net loss of $29.0 million (which included loss on change in fair value of earn-out obligation of $53,600)
•	Adjusted Net Income of $16.5 million, compared to $24.6 million
•	Adjusted EBITDA of $31.6 million, compared to $41.9 million

Operational Highlights

•	1,690 commercial vehicles leased in the second quarter of 2012
•	During the second quarter, AutoChina opened new commercial vehicle financing and service centers in Beijing and Inner Mongolia, and as of June 30, 2012, operated 514 financing and service centers, compared to 354 centers at June 30, 2011.
•	AutoChina expects continued margin expansion as finance and insurance income grows as a percentage of revenue
•	AutoChina has entered into an agreement to purchase newly constructed office space in the Kai Yuan Center building in Shijiazhuang where it intends to house its new headquarters.

Operational and Market Review

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We continued building out our store network and also opened additional insurance agency branch offices during the second quarter of 2012. While weakness in the global economy continued to affect demand for heavy trucks in China, we remain committed to growing our business, serving our customers, and leasing trucks only to those who qualify under our strict screening requirements. Despite the current difficult market climate, we have recently seen positive indications affirming our continued belief in the long-term growth potential of China’s heavy truck industry. In addition to the entry of Germany’s Daimler Group and Finland’s Cargotec into China’s truck market through joint ventures, U.S.-based Ford Motor Co. also recently made its initial foray into the market when its Chinese affiliate acquired Taiyuan Changan Heavy Truck Co. The issues of commercial vehicle safety and environmental side-effects have also become concerns in recent months. After weighing all these developments, our confidence in the heavy truck market’s long-term viability remains strong. During the current downturn, AutoChina intends to continue growing its finance and service center network, allowing us to serve more customers in China and explore additional areas of business that could strengthen the Company’s overall service offerings.”

AutoChina International Ltd. August 30, 2012	Page 2

Heavy Truck Sales

The Company leased 1,690 new commercial vehicles (primarily Class 8 heavy trucks) as part of the Company’s sales-type leasing program in the second quarter of 2012, compared to 3,446 in the second quarter of 2011. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 35,000 trucks. The Company repossessed 281 vehicles whose lessees had defaulted on installment payments, sold 138 of these vehicles, and recorded 5 vehicles as total losses during the three months ended June 30, 2012. There were 34 vehicles repossessed, 16 vehicles sold and no total loss vehicles recorded in the three months ended June 30, 2011. The decrease in commercial vehicle sales and servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for purchasers of commercial vehicles. Additionally, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment.

Used Vehicle Leasing

Under the Company’s used commercial vehicle sale-leaseback program, 244 trucks were leased in the second quarter of 2012.

Insurance Agency Services

The Company launched its own insurance agency business in December 2011 and has signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. AutoChina’s 514 store locations are each licensed to sell insurance from these carrier partners, and as of June 30, 2012, the Company also operated 17 new insurance agency branch offices in appropriate markets that are solely dedicated to this service.

Expansion of Specialty Finance Store Network

During the second quarter, AutoChina opened new commercial vehicle financing and service centers in Beijing and Inner Mongolia, and, as of June 30, 2012, operated 514 financing and service centers, compared to 354 centers at June 30, 2011. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

2012 Second Quarter Financial Review

•	Revenues for the second quarter ended June 30, 2012, were $104.8 million, compared to $185.8 million in the second quarter of 2011. The decrease in revenues primarily resulted from lower demand for heavy trucks, which was partially offset by higher finance and insurance income during the period. The Company reported $81.3 million in commercial vehicle revenues, and $23.5 million, or 22.4% of total revenues, in revenues related to finance and insurance.

•	Cost of sales during the period totaled $79.5 million, with an average cost per commercial vehicle of $46,800. Gross margin increased to 24.2% for the three months ended June 30, 2012, from 15.6% for the prior-year period, primarily due to a higher contribution to revenues from finance and insurance versus direct sales of commercial vehicles.

•	Net income in the three months ended June 30, 2012, was $8.4 million, or $0.36 per share based on 23.6 million diluted weighted average shares outstanding, compared to a net loss of $1.6 million, or $0.07 per share based on 23.5 million diluted weighted average shares outstanding, in the three months ended June 30, 2011. The year-over-year increase of net income from a net loss position primarily resulted from the absence of loss on change in fair value of an earn-out obligation ($15,200), which was cancelled.

•	Adjusted Net Income, which is net income excluding the loss on change in fair value of earn-out obligation, was $8.4 million, compared to $13.6 million for the second quarter of 2011.

•	Adjusted EBITDA, which is EBITDA excluding the loss on change in fair value of earn-out obligation, stock-based compensation, and accretion of stock repurchase obligation, was $15.4 million for the quarter ended June 30, 2012, compared to $23.7 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of Adjusted Net Income and Adjusted EBITDA.

AutoChina International Ltd. August 30, 2012	Page 3

Six Months 2012 Financial Review

•	Revenues for the six months ended June 30, 2012, were $207.9 million, compared to $322.0 million in the prior-year period. The decrease in revenues primarily resulted from lower demand for heavy trucks, which was partially offset by higher finance and insurance income during the period. The Company reported $161.7 million in commercial vehicle revenues, and $46.2 million, or 22.2% of total revenues, in revenues related to finance and insurance.

•	The Company’s gross profit for the first six months of 2012 was $49.9 million, compared to $52.2 million in the prior-year period. Gross margin increased to 24.0% for the six months ended June 30, 2012, from 16.2% for the prior-year period, primarily due to a higher contribution to revenues from finance and insurance versus direct sales of commercial vehicles.

•	Net income in the six months ended June 30, 2012, was $16.5 million, or $0.70 per share based on 23.6 million diluted weighted average shares outstanding, compared to a net loss of $29.0 million, or $1.23 per share based on 23.5 million diluted weighted average shares outstanding, in the prior-year period. The year-over-year increase of net income from a net loss position was primarily due to the absence of loss on change in fair value of earn-out obligation ($53,600), which was cancelled.

•	Adjusted Net Income was $16.5 million, compared to $24.6 million for the first six months of 2011.

•	Adjusted EBITDA for the six months ended June 30, 2012, was $31.6 million, compared to $41.9 million in the prior-year period.

See “Non-GAAP Financial Measures” below for a description of Adjusted Net Income and Adjusted EBITDA.

Balance Sheet Highlights

At June 30, 2012, AutoChina’s cash and cash equivalents (not including restricted cash) were $59.7 million, working capital was $218.2 million, total debt was $142.1 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $301.3 million, compared to $43.0 million, $170.7 million, $230.1 million, and $290.3 million, respectively, at December 31, 2011.

Company Announces Purchase of Office Space

AutoChina today announced that the Company has entered into an agreement to purchase 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building, which was built and is owned by Mr. Li. Located on East Main Street in the city of Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building is expected to be completed in October 2012.

The office space is being purchased for approximately $56.4 million. The Company will also assume approximately $102.9 million in debt as part of the acquisition, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price will be payable within six months of occupation of the office space, and any unpaid amounts after six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6% as of August 21, 2012), provided that if there is a good faith dispute regarding purchase price calculation or any purchase price adjustments then interest will not accrue until such dispute is definitively resolved. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by AutoChina’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the 23 floors of office space.

AutoChina intends to move its headquarters to the new Kai Yuan Center upon the closing of the purchase, which will serve as the hub for each of the Company’s 514 commercial vehicle financial centers located throughout China.

AutoChina believes this investment will benefit its domestic business by increasing personnel productivity and elevating the Company’s public profile, which, in turn, will enhance customer confidence in the AutoChina brand. The Company does not anticipate that it will initially occupy the entire office space purchased, and expects to begin leasing the unoccupied space, which will be reported as rental income. In this regard, the Company will leverage Mr. Li’s expertise and many years of experience in developing and managing real estate in China.

Standing 245 meters tall, the newly constructed Kai Yuan Center will be the tallest building in Shijiazhuang and Hebei province. It is located in the central business area of the city.

Photo courtesy of AutoChina

AutoChina International Ltd. August 30, 2012	Page 4

Mr. Li stated, “We feel that this is a seminal moment in AutoChina’s history. We believe this new location will enhance our brand and image, while also serving as an investment in our Company’s future growth. We continue working to grow and develop our business and are looking forward to officially opening our new headquarters in the Kai Yuan Center in the coming months.”

About AutoChina International Limited

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   As of June 30, 2012, the Company owned and operated 514 commercial vehicle financing centers across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company

Jason Wang

Chief Financial Officer

(858) 997-0680 / jcwang@autochinaintl.com

Investor Relations

The Equity Group Inc.

Carolyne Yu

Account Executive

(212) 836-9610 / cyu@equityny.com

Adam Prior

Vice President

(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd. August 30, 2012	Page 5

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenues
Commercial vehicles	$81,293	$161,843	$161,736	$278,485
Finance	19,546	21,530	40,278	39,765
Insurance	3,982	2,434	5,875	3,790
Total revenues	104,821	185,807	207,889	322,040

Cost of sales
Commercial vehicles	1,827	29,057	4,574	61,188
Commercial vehicles, related parties	77,182	127,832	152,979	208,700
Insurance	470	—	470	—
Total cost of sales	79,479	156,889	158,023	269,888
Gross profit	25,342	28,918	49,866	52,152

Operating expenses
Selling and marketing	2,727	1,786	4,851	3,532
General and administrative	8,776	6,118	16,896	10,447
Interest expense	2,976	3,972	6,771	7,295
Interest expense, related parties	230	681	511	1,324
Other income, net	(322)	(1,464)	(890)	(2,064)
Total operating expenses	14,387	11,093	28,139	20,534

Income from operations	10,955	17,825	21,727	31,618

Other income (expense)
Loss on change in fair value of earn-out obligation	—	(15,200)	—	(53,600)
Interest income	117	34	149	57
Other income (expense), net	117	(15,166)	149	(53,543)

Income (loss) before income taxes	11,072	2,659	21,876	(21,925)

Income tax provision	2,635	4,237	5,403	7,030

Net income (loss)	8,437	(1,578)	16,473	(28,955)
Foreign currency translation adjustment	(1,444)	4,056	(1,252)	5,244

Comprehensive income (loss)	$6,993	$2,478	$15,221	$(23,711)

Earnings (loss) per share
Basic	$0.36	$(0.07)	$0.70	$(1.23)
Diluted	$0.36	$(0.07)	$0.70	$(1.23)

Dividend declared per share	$—	$—	$0.25	$—

Weighted average shares outstanding
Basic	23,538,919	23,538,919	23,538,919	23,538,919
Diluted	23,561,344	23,538,919	23,613,692	23,538,919

AutoChina International Ltd. August 30, 2012	Page 6

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	June 30,	December 31,
	2012	2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$59,717	$43,019
Restricted cash	159	159
Accounts receivable, net of provision for doubtful debts of $7,895 and $4,830 respectively	29,392	25,357
Inventories	7,719	2,529
Deposits for inventories, related party	—	14,539
Prepaid expenses and other current assets	4,776	12,201
Current maturities of net investment in sales-type leases, net of provision for doubtful debts of $527 and 714, respectively	287,163	329,111
Total current assets	388,926	426,915

Property, equipment and leasehold improvements, net	4,111	3,356
Deferred income tax assets	2,116	1,811
Net investment in direct financing and sales-type leases, net of current maturities	76,818	114,447

Total assets	$471,971	$546,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $76,523 and $111,095 as of June 30, 2012 and December 31, 2011, respectively)	$92,333	$149,979
Long-term borrowings (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of $28,459 and $44,438 as of June 30, 2012 and December 31, 2011, respectively)	28,459	44,438
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $71 and $112 as of June 30, 2012 and December 31, 2011, respectively)	285	404
Accounts payable, related parties(including accounts payable of the consolidated VIEs without recourse to AutoChina of $14,369 and nil as of June 30, 2012 and December 31, 2011, respectively)	16,808	—
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $4,820 and $4,415 as of June 30, 2012 and December 31, 2011, respectively)	13,734	13,652
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $3,362 and $3,244 as of June 30, 2012 and December 31, 2011, respectively)	4,475	35,661
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $297 and $508 as of June 30, 2012 and December 31, 2011, respectively)	2,872	1,152
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,825 and $1,548 as of June 30, 2012 and December 31, 2011, respectively)	3,847	2,799
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and $4,764 as of June 30, 2012 and December 31, 2011, respectively)	7,892	8,162
Total current liabilities	170,705	256,247

Total liabilities	170,705	256,247

AutoChina International Ltd. August 30, 2012	Page 7

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	June 30,	December 31,
	2012	2011
	(unaudited)
Commitment and Contingency

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding –shares at June 30, 2012 and December 31, 2011, respectively	24	24
Additional paid-in capital	381,600	379,952
Statutory reserves	13,016	13,016
Accumulated other comprehensive income	20,387	21,639
Accumulated losses	(113,761)	(124,349)
Total shareholders’ equity	301,266	290,282

Total liabilities and shareholders’ equity	$471,971	$546,529

AutoChina International Ltd. August 30, 2012	Page 8

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2012	2011
Net cash provided by (used in) operating activities	111,877	(21,576)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,689)	(966)
Increase in restricted cash	—	(1,911)
Repayment of due from an affiliate	—	9,000

Net cash (used in) provided by investing activities	(1,689)	6,123

Cash flow from financing activities:
Proceeds from borrowings	29,185	126,387
Repayments of borrowings	(102,315)	(73,832)
Proceeds from affiliates for debt	—	373,918
Repayment to affiliates	(31,153)	(381,302)
Increase in accounts payable, related parties	152,979	208,700
Repayment to accounts payable, related parties	(136,116)	(221,814)
Dividend paid	(5,885)	—

Net cash (used in) provided by financing activities	(93,305)	32,057

Net cash provided by operating, investing and financing activities	16,883	16,604

Effect of foreign currency translation on cash and cash equivalents	(185)	692

Net increase in cash and cash equivalents	16,698	17,296

Cash and cash equivalents, beginning of the period	43,019	30,931

Cash and cash equivalents, end of the period	$59,717	$48,227

Supplemental disclosure of cash flow information:
Interest paid	$10,894	$5,768
Income taxes paid	$4,929	$8,236
Non-cash transaction:
Reclassification from liability of the obligation to issue shares for the amendment of earn-out provision to equity	$—	$75,000

AutoChina International Ltd. August 30, 2012	Page 9

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted Net Income to net income (loss) is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net income (loss)	$8,437	$(1,578)	$16,473	$(28,955)
Loss on change in fair value of earn-out obligation	—	15,200	—	53,600
Adjusted Net Income	$8,437	$13,622	$16,473	$24,645

A reconciliation of Adjusted EBITDA to net income (loss) is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net income (loss)	$8,437	$(1,578)	$16,473	$(28,955)
Interest expenses	3,206	4,653	7,282	8,619
Interest income	(117)	(34)	(149)	(57)
Income tax provision	2,635	4,237	5,403	7,030
Loss (gain) on change in fair value of earn-out obligation	—	15,200	—	53,600
Stock-based compensation	706	930	1,648	1,077
Depreciation & Amortization	496	319	919	625
Adjusted EBITDA	$15,363	$23,727	$31,576	$41,939

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted Net Income as net income (loss) before gain (loss) on change in fair value of earn-out obligation and Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including the exclusion of Loss (gain) on change in fair value of earn-out obligation, stock-based compensation and accretion of stock repurchase obligations. Adjusted Net Income and Adjusted EBITDA exclude certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted Net Income and Adjusted EBITDA, and the material limitations of therein. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted Net Income and Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted Net Income and Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted Net Income and Adjusted EBITDA using the same consistent method from quarter to quarter. The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.